Exhibit 1.01

SharkNinja, Inc.
Conflict Minerals Report

This Conflict Minerals Report (the “Report”) for the year ended December 31, 2025 is provided by SharkNinja, Inc. (the “Company” or “we”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to in this Report as the “3TG Minerals”, are gold, columbite-tantalite (coltan), cassiterite, and wolframite, including their derivatives, which are limited to tantalum, tin, and tungsten. The “Covered Countries” for the purposes of the Rule and this Report are the Democratic Republic of the Congo and its adjoining countries. The purpose of this Report is to describe the measures the Company has taken to exercise due diligence on the source and chain of custody of any 3TG Minerals in our products.

As detailed below, after exercising due diligence on the source and chain of custody of the 3TG Minerals in our products, the Company does not have sufficient information from its suppliers or other sources to reasonably conclude whether or not the 3TG Minerals in our products are from recycled or scrap sources, originated in the Covered Countries, or whether or not such 3TG Minerals directly or indirectly financed or benefited armed groups in the Covered Countries.

1.    Company Overview

The Company is a global product design and technology company that creates 5-star rated lifestyle solutions through innovative products for consumers around the world. We have built two billion-dollar brands, Shark and Ninja, and have a proven track record of establishing leadership positions by disrupting numerous household product categories, including Cleaning, Cooking and Beverage, Food Preparation, and Beauty and Home Environment.

We have determined that 3TG minerals are present in many of the Company’s products.
2.    Reasonable Country of Origin Inquiry

We conducted an inquiry of our suppliers according to steps one and two of the internationally recognized due diligence framework developed by the Organisation for Economic Cooperation and Development (the “OECD”). We used a global risk-based approach to identify direct suppliers providing products to the Company which we considered to be at risk of containing 3TG Minerals (“in-scope suppliers”), and therefore subject to reasonable country of origin inquiry (“RCOI”) efforts. We required these suppliers to complete the latest version of the Conflict Minerals Reporting Template (the “Template”), developed by the Responsible Business Alliance’s Responsible Minerals Initiative (“RMI”). All in-scope suppliers were sent a letter, available in multiple languages, which included instructions on how to complete the Template. Details regarding the Company’s policy and conflict minerals tools and resources were also provided in the letter to communicate our expectation of suppliers and to improve supplier reporting. The information which we received was entered into an electronic database which facilitates information processing and analysis. The Company was careful to include all in-scope suppliers in our surveying efforts, based on our ability to understand which suppliers may have 3TG Minerals included in their products, and target our RCOI efforts accordingly.

3.Compliance Systems

a)Policy

The Company has adopted a Responsible Sourcing of Minerals Policy (the “Policy”). The Policy affirms that the Company is committed to implementing an effective due diligence process in accordance with international standards and comply with all applicable laws and regulations, including the EU Regulation 2023/1542, Section

1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and associated rules and regulations. Pursuant to the Policy, the Company requires its suppliers to exercise due diligence on the source and chain of custody of 3TG Minerals and make their due diligence measures available to the Company upon request.

b)Internal Management Systems

Our internal management systems are led by senior management with the necessary expertise and experience overseeing our supply chain due diligence process. Senior management has broad responsibility for establishing the processes and procedures to implement these policies.

c)Control Systems and Risk Management Plans

As a downstream company, we have established and operate a system of controls and transparency, including a chain of custody or traceability system, which enables us to identify upstream actors in the supply chain.

Once risks are identified and assessed, we create a risk management plan, in collaboration with suppliers and industry initiatives where necessary, to mitigate risks and track mitigation progress and any remediation activities. Depending on the severity of the identified risks, sanctions may include business reductions, suspensions, financial penalties, and termination.

The Company recognizes the need to regularly review and improve our due diligence process to ensure compliance with any new human rights, environmental due diligence, and other applicable laws.

d)Supplier Engagement

We aim to work with original equipment manufacturers (“OEMs”) that share our commitment to ensuring respect for human rights and the environment in their own operations and in their upstream supply chains.

OEMs are subject to the terms of our Supplier Code of Conduct. Our Supplier Code of Conduct requires OEMs to communicate their requirements to their suppliers and to monitor compliance.

We require each OEM facility to be annually audited by a third-party using the Sedex Members Ethical Trade Audit (SMETA) Protocol, which covers labor standards, health and safety, and environmental performance.

Through collaboration with our OEMs, we collect information on 3TG Minerals. We require OEMs to conduct investigations of their supply chains, including the identification of smelters or refiners (“SORs”), to determine the origin of 3TG Minerals in SharkNinja products and to provide the required information to us on the Template.

We use the information provided to us to check if SORs are subject to the Responsible Minerals Assurance Process (“RMAP”), or equivalent third-party audit process.

e)Grievance Mechanism

The Company maintains a grievance mechanism and proactively reviews grievances reported, as well as other publicly available information, to ensure early awareness and identification of risks.

4.Identify and Assess Risks in the Supply Chain

We conducted a review of our direct suppliers to identify suppliers of components and materials used in products within the scope of the Rule. As a result of this review, we determined that, for 2025, all of our direct suppliers were potentially within the scope of the Rule. These suppliers manufacture and assemble our final products and are also responsible for procuring product components and materials.

The breadth and complexity of our supply chain creates a challenge in identifying all parties who are upstream from our direct suppliers. Therefore, we must rely on our direct suppliers to provide information on the source and chain of custody of the 3TG Minerals contained in components and materials supplied to us, including sources of 3TG Minerals that are supplied to them from suppliers further upstream in the supply chain.

5.Due Diligence

Our due diligence measures have been designed to conform, in all material respects, with the portions of the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for gold and for tin, tantalum, and tungsten applicable to a “downstream company”.

a)Survey Requests

As described above, the Company used the Template to conduct a survey of our in-scope suppliers. The Template was developed by the RMI to facilitate disclosure and communication of information regarding a company’s supply chain and includes questions regarding the supplier’s conflict-free policy, the recipient’s engagement with its direct suppliers, and the SORs from which the suppliers (and their suppliers) source minerals. In addition, the Template contains questions about the origin of any 3TG Minerals provided by the supplier, as well as the supplier’s due diligence. Written instructions and recorded training illustrating the use of the tool are available on the RMI website.

b)Survey Responses

The Company received Templates from over 80% of surveyed suppliers. Members of management reviewed these responses for completeness and to determine if any potential red flags were present and followed up as needed with suppliers to clarify responses.

The responses we received included varying degrees of information regarding the names and locations of SORs used by each supplier. Some suppliers included smelter data for 3TG Minerals that we know is contained in components and materials supplied to us. For this group of SORs, which we refer to as “known SORs”, we then reviewed whether the supplier indicated that the relevant SORs in its supply chain may have sourced 3TG Minerals from a Covered Country, in which case we analyzed and compared the known SORs against the list of facilities that have received a “conformant” designation through the RMI’s RMAP as of March 27, 2026. Of the known SORs that suppliers reported, the majority were designated as either “conformant” or “active” by the RMAP guidelines.

With respect to the above information, we rely on the accuracy of the reporting from our suppliers on the sourcing practices of the various SORs in their supply chain, which, in turn, relies on the accuracy of the SORs’ own reporting.

c)Reporting

The Company has filed this Report with the U.S. Securities and Exchange Commission. We have also made this Report available on the Investor Relations section of the Company’s website at ir.sharkninja.com.
6.    Our Efforts to Determine the Mine or Location of Origin

As a downstream company, we rely upon our OEMs and independent assessment programs to provide upstream information such as whether the mine or location of origin is in a Covered Country.

RMI has developed an audit protocol for verification of entities as “conformant” with the RMAP in accordance with the OECD Guidance and in conjunction with complementary traceability schemes in the Covered Countries. The RMAP conformant list is composed of entities that have undergone the third-party audit of the SORs’ company-level management processes for responsible mineral procurement. In the case of gold refiners, this audit process may rely, in part, on applicable audit and related processes established by the London Bullion Market Association

(“LBMA”) and Responsible Jewelry Council (“RJC”), in accordance with a cross-recognition policy adopted by RMI, LBMA, and RJC.

Our efforts to determine the mine or location of origin of 3TG Minerals with the greatest possible specificity consisted primarily of a review of whether our OEMs reported that the SORs in their supply chain sourced their minerals from the Covered Countries and whether such SORs are designated as “conformant” with RMAP.

Cautionary Statement Regarding Forward-Looking Statements

This Report includes forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including (but not limited to) statements about expected future supplier diligence efforts, development of company processes supporting those efforts, and our expectations regarding those company processes. Many of the forward-looking statements contained in this Report may be identified by the use of words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimate” and “potential,” among others. These forward-looking statements are based on our expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These risks and uncertainties are difficult to predict accurately and may be beyond our control, and may include (but are not limited to) regulatory changes and judicial developments relating to conflict minerals disclosure, changes in or developments related to our products or our supply chain, and industry developments relating to supply chain diligence, disclosure, and other practices. Other risks and uncertainties relevant to our forward-looking statements are discussed in greater detail in our reports filed with the SEC. Forward-looking statements in this Report speak only as of the date made, and we disclaim any obligation to update or revise these statements as a result of new developments or otherwise.